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                            July 21, 2023

       Barry Anderson
       Chief Executive Officer
       Data Knights Acquisition Corp.
       Unit G6, Frome Business Park, Manor Road
       Frome
       United Kingdom, BA11 4FN

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 6 to
Registration Statement on Form S-4
                                                            Filed July 5, 2023
                                                            File No. 333-266274

       Dear Barry Anderson:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 26, 2023 letter.

       Amendment No. 6 to Registration Statement on Form S-4

       Summary Term Sheet, page 2

   1. Here, and elsewhere in your filing where you discuss the PIPE Investment, revise to specify the rate of
conversion to common stock for the PIPE Notes.
       Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 12

   2. Here, and elsewhere in your filing where you present the ownership of the post-
                                                        combination company,
revise to include a line item for the PIPE Investors, as-converted to common stock. In the
table on page 13, revise to clarify whether the "Convertible Notes"
                                                        line item refers to the
PIPE Notes.
 Barry Anderson
Data Knights Acquisition Corp.
July 21, 2023
Page 2
3. We note that you have removed the table disclosing the Equity Value Per Share at each redemption level on page 13. Please revise to include such disclosure, or tell us why it is no longer applicable.
Risk Factors
Although the Data Knights Class A Ordinary Shares are listed on the Nasdaq Capital Market..., page 73

4. Revise this risk factor to discuss any risks of exchange de-listing, as it appears you may rely on the exchange listing exemption to avoid being considered a penny stock.
Background of the Business Combination, page 111

5. Revise this section to include more detail regarding the PIPE Investment negotiations, including, but not limited to, the terms of the financing, how the parties arrived at a transaction amount of $1.5 million, and how the PIPE Investors were chosen.
General

6. We note the addition of the NTA Proposal. Where you present the maximum redemption scenario throughout your filing, including the Unaudited Pro Forma Condensed Combined
      Financials, revise to assume that NTA Proposal is approved and all remaining public shares are redeemed, and clearly disclose that the maximum redemption scenario assumes that the NTA Proposal is approved.
       You may contact Tatanisha Meadows at 202-551-3322 or Lyn Shenk at 202-551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any other questions.



                                                            Sincerely,
FirstName LastNameBarry Anderson
                                                            Division of
Corporation Finance
Comapany NameData Knights Acquisition Corp.
                                                            Office of Trade &
Services
July 21, 2023 Page 2
cc:       Andrew M. Tucker, Esq.
FirstName LastName